ZNEST SENIORS INC.
AUDITED FINANCIAL STATEMENTS

FOR THE PERIOD FROM JANUARY 1, 2023

THROUGH DECEMBER 31, 2023

ZNEST SENIORS INC.
AUDITED FINANCIAL STATEMENTS

FOR THE PERIOD FROM JANUARY 1, 2023

THROUGH DECEMBER 31, 2023

TABLE OF CONTENTS

JR Tax Services, Inc.

Joseph Ruschak

Certified Public Accountant

INDEPENDENT AUDITOR'S REPORT

February 21, 2024

Bennett Kim, President
ZNest Seniors Inc.
4245 W Landberg Ave
Las Vegas, NV 89141

Dear Bennett Kim

Opinion

We have audited the financial statements of ZNest Seniors Inc. (ZNest), which comprise the balance sheet as of December 31, 2023, and the related statements of income, and cash flows for the period then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ZNest as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in accordance with generally accepted accounting principles (GAAP) in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS) and the standards applicable to financial audits contained in generally accepted Government Auditing Standards (GAGAS), issued by the Comptroller General of the United States. Our responsibility is to express opinions on these financial statements based on our audit. We are required to be independent of Znest and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about ZNest's ability to continue as a going concern. ZNest is a startup company that is currently receiving funding for working capital. There are no such conditions that I have observed that would raise doubt about ZNest's ability to continue as a going concern.

JR Tax Services, Inc. 9269 Wedgewood Lane
Tamarac, FL 33321

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS and GAGAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements. In performing an audit in accordance with GAAS and GAGAS, we:

• Exercise professional judgment and maintain professional skepticism throughout the audit.

• Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Znest Inc's internal control. Accordingly, no such opinion is expressed.

• Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

• Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about ZNest's ability to continue as a going concern for a reasonable period of time

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit. There were no findings that needed to be reported to ZNest's management.

Very truly yours,

Joseph Ruschak,CPA
JR Tax Services, Inc.
Tamarac, Florida

ZNest Seniors Inc.
Balance Sheet
As of December 31, 2023

ASSETS		Total
Current Assets		
Bank Accounts		
Checking		50,265.49
Total Bank Accounts	$	**50,265.49**
Total Current Assets	$	**50,265.49**
Fixed Assets		
Computers		2,708.29
Total Fixed Assets	$	**2,708.29**
Other Assets		
Organizational Costs		
Total Website Development	$	1,214,758.88
Total Other Assets	$	**1,214,758.88**
TOTAL ASSETS	$	**1,267,732.66**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Credit Cards		9,371.96
Total Credit Cards	$	9,371.96
Total Current Liabilities	$	**9,371.96**
Long-Term Liabilities		
Notes Payable		250,000.00
Total Long-Term Liabilities	$	**250,000.00**
Total Liabilities	$	**259,371.96**
Equity		
Asian Hustle Network Inc. Equity		20,000.00
Bennett Kim Equity		68,360.70
Chang Family Trust Equity		25,000.00
Future Communities, LLC Equity		100,000.00
Grady Hua Equity		30,000.00
Kan Family Trust Equity		25,000.00
LTC Properties, Inc. Equity		50,000.00
Mark Keam Equity		25,000.00
Nina Tao Equity		25,000.00
Peter Howley Equity		25,000.00
RJ Capital LLC Equity		25,000.00
Sabra Health Care REIT, Inc. Equity		500,000.00
Sal Damji Equity		25,000.00
Steven Kan Trust Equity		65,000.00
Retained Earnings		0.00
Net Income		0.00
Total Equity	$	**1,008,360.70**
TOTAL LIABILITIES AND EQUITY	$	**1,267,732.66**

ZNest Seniors Inc
Statement of Operations
For the Year Ended December 31, 2023

2023 Organizational Costs

Type		Amount
Website Development	$	755,866.55
Advertising & Marketing		71,501.34
Bank Charges		621.89
Contractors		130,134.50
Dues & Subscriptions		17,294.54
Insurance - Health		5,342.37
Legal and Accounting Fees		98,204.39
Meals and Entertainment		4,850.19
Office Expenses		6,907.71
Professional Fees		98,902.46
Taxes & Licenses		1,197.00
Travel Expenses		23,935.94
Total Expenditures	**$**	**1,214,758.88**

Znest Seniors Inc.
Statement of Cash Flows
January through December 2023

OPERATING ACTIVITIES

Net Income	$	-
Adjustments to reconcile Net Income		
to net cash provided by Operating:		
Orgaizational Costs	$	(734,317.47)
Credit Cards		8,543.61
Net cash provided by Operating Activities	$	(725,773.86)
to net cash provided by Financing:		
Note Payable Issuance		250,000.00
SAFE Equity Issuance		245,000.00
Net cash provided by Financing Activities	$	495,000.00
Net cash increase for period	$	(230,773.86)
Cash at beginning of period		281,039.35
Cash at end of period	$	**50,265.49**

ZNest Seniors Inc
Statement of Ownership Equity
For the Year Ended December 31, 2023

	Owner Contribution	SAFE Equity	Total
Beginning Balance 01/01/23	$ 68,360.70	$ 695,000.00	$ 763,360.70
Additions	$ -	$ 245,000.00	$ 245,000.00
Subtractions	$ -	$ -	$ -
Ending Balance 12/31/23	$ 68,360.70	$ 940,000.00	$ 1,008,360.70

ZNEST SENIORS INC.
NOTES TO THE FINANCIAL STATEMENTS
FOR THE PERIOD FROM JANUARY 1, 2023
THROUGH DECEMBER 31, 2023

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Nature of Activities

ZNest,Seniors Inc, (ZNest) was created by Bennett Kim, who in 2022, started a business with the simple mission statement: *We help families find the best possible care for their aging loved ones*. ZNest is a website that provides families with resources to find senior housing options. ZNest will generate revenues by providing software to senior housing operators across the United States on a subscription basis.

Officer and Board of Director Information

Board of Directors:	Bennett Kim, President, Secretary, and Treasurer
Officer:	Bennett Kim, CEO

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of ZNest have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Basis of Presentation

Financial statement presentation follows the recommendations of the Financial Accounting Standards Board. ZNest has adopted the calendar year as its basis of reporting.

Cash

Cash includes all monies in the company's Wells Fargo bank account. The current balance listed on this report are a result of the equity investments in ZNest, less the Website Development costs detailed below.

Organizational Costs

In 2022, ZNest was created, but the website that will be the main income stream for the business, was still in the developmental phase. It was determined at the creation of the business, that there would be significant developmental costs in the Znest,com website. In 2022, there was a total of $480,441.41 in Website Development related costs. In 2023, there were an additional $1,214,758.88 in incurred Website Development related costs. Such startup costs incurred in the development of a new business are considered to be Organization Costs by both the IRS and US GAAP. However, the tax treatment of such costs are different from the financial statement presentation.

ZNEST SENIORS INC.
NOTES TO THE FINANCIAL STATEMENTS
FOR THE PERIOD FROM JANUARY 1, 2023
THROUGH DECEMBER 31, 2023

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

The 2022 Website Development costs are grouped by categories listed below:

- Website Development - $755,866.55
- Professional Fees- $229,036.96
- Travel Expenses- $27,292.14
- Office Expenses- $6,907.71
- Advertising Expenses $71,501.34
- Administrative Expenses- $24,455.88

      Total   **$1,214,758.88**

Use of Estimates

The preparation of financial statements in conformity with US generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Property and Equipment

Acquisitions of property and equipment in excess of $500 are capitalized. Property and equipment are carried at cost. ZNest has one asset for $2708, but it will be not depreciated until ZNest is officially open for business.

Income Taxes

ZNest is a Delaware C- Corporation with no outstanding tax issues as of December 31, 2023.

Accounts Receivable

Financial statement presentation follows the recommendations of the Financial Accounting Standards Board. There were no accounts receivable at year end as the ZNest website is still under construction, with an anticipated completion date in early 2024.

Revenue Recognition

Per FASB ASC 606-10-05-3: The core principle of the revenue recognition standard is that an entity should recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

Znest has not opened for business and has not recognized as revenue yet

NOTE 3 – OWNERSHIP EQUITY

Ownership and Equity

In 2022, ZNest has secured over $763,361 in equity from ownerships loans, as well as SAFE agreements with the below investors. In 2023, ZNest secured an additional $245,000. In order to reach the targeted amount of $2 million to complete the website development, ZNest will look to Crowd Funding in 2024 for the remaining balance.

[i] See below for the ownership schedule as of 12/31/23 which includes the names, amounts and investment types:

Investor	Type of Investment	Total
Bennett Kim Equity	Owner Equity	68,360.70
Asian Hustle Network Inc. Equity	SAFE Agreement	20,000.00
Chang Family Trust Equity	SAFE Agreement	25,000.00
Future Communities, LLC Equity	SAFE Agreement	100,000.00
LTC Properties, Inc. Equity	SAFE Agreement	50,000.00
Sabra Health Care REIT, Inc. Equity	SAFE Agreement	500,000.00
Grady Hua Equity	SAFE Agreement	30,000.00
Kan Family Trust Equity	SAFE Agreement	25,000.00
Mark Keam Equity	SAFE Agreement	25,000.00
Nina Tao Equity	SAFE Agreement	25,000.00
Peter Howley Equity	SAFE Agreement	25,000.00
RJ Capital LLC Equity	SAFE Agreement	25,000.00
Sal Damji Equity	SAFE Agreement	25,000.00
Steven Kan Trust Equity	SAFE Agreement	65,000.00
Total Equity		**$1,008,360.70**

Safe Agreements

In 2022, ZNest entered into Simple Agreement for Future Equity (SAFE) agreements with several third-party investor with only a post-money valuation cap. All investors, except Future Communities, have a post valuation cap of $6.5 million, Future Communities has only a post valuation cap of $4 million. The SAFE agreement has no maturity date and bears no interest. The agreement provides the third party the right to future equity in the ZNest by automatic conversion into shares of the ZNest's preferred stock equal to the purchase amount divided by the lowest price per share of preferred stock issued upon a qualified equity financing before the termination of the SAFE. As defined in the agreement, an equity financing mean a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the ZNest issues and sells preferred stock at a fixed valuation including but not limited to, a pre-money or post-money valuation. stockholders but junior to outstanding debts of ZNest.

NOTE 3 – OWNERSHIP EQUITY (continued)

If there is a liquidity event before the termination of this SAFE, the SAFE will automatically be entitled to receive a portion of proceeds, due and payable to the investors immediately prior to, or concurrent with, the consummation of such liquidity event, equal to the greater of the purchase amount or the amount payable on the number of shares of common stock equal to the purchase amount divided by the liquidity price, defined as the fair value of the common stock at the time. If and upon a dissolution of the Company, SAFE holders have liquidation preference on purchase amount over common equal to the purchase amount divided by the conversion price upon a qualified equity financing before the termination of the SAFE. As defined in the agreements, an equity financing mean a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells preferred stock at a fixed valuation including but not limited to, a pre-money or post-money valuation. Conversion price shall mean the (i) SAFE price, which is the price per share equal to the post-money valuation cap of $12,000,000 divided by the ZNest capitalization, or (ii) the price per share of preferred stock sold in the equity financing. If there is a liquidity event before the termination of this SAFE, the SAFE will automatically be entitled to receive a portion of proceeds, due and payable to the investors immediately prior to, or concurrent with, the consummation of such liquidity event, equal to the greater of the purchase amount or the amount payable on the number of shares of common stock equal to the purchase amount divided by the liquidity price defined in the agreements. If and upon a dissolution event, SAFE holders are entitled to payment of the purchase amount if such funds are available after satisfying senior liquidation rights such as the ZNest's debts and convertible notes. During the year ended December 31, 2022, the ZNest received total gross proceeds of $695,000 from this offering and an additional $245,000 in gross proceeds in 2023.

Promissory Note

On September 21, 2023 ZNest,Seniors Inc, executed a $250,000 Promissory Note with CCP FINANCE 1 LLC, a Delaware Limited Liability Company. In the interest rate is 12% per annum for the first year until its maturity date of September 30, 2024. If the maturity date is extended one additional year too 2025, then the interest rate increases to 16% per annum.

Subsequent Events

An independent auditor's report ordinarily is issued in connection with historical financial statements purport to present financial position at a stated date and results of operations and cash flows for a period ended on that date. However, events or transactions sometimes occur subsequent to the balance-sheet date, but prior to the issuance of the financial statements, that have a material effect on the financial statements and therefore require adjustment or disclosure in the statements. These occurrences hereinafter are referred as "subsequent events." We evaluated ZNest through the date of our Audit report, February 21, 2024. We did not find any reportable subsequent events.